January 11, 2016

JAMES D. EVANS	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 4, 2016
File No. 333-208842

Ladies and Gentlemen:

On behalf of Audentes Therapeutics, Inc. (the “Company”), and in connection with the submission of a letter dated December 18, 2015, in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Comment Letter concerning valuation considerations related to the Company’s recent equity awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES - 1

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between $[*] and $[*] per share after effecting a proposed [*] to 1 reverse stock split (the “Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on January 7, 2016 between senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC, the lead underwriters.

Prior to January 7, 2016, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described on pages 73-74 of the Registration Statement, for all periods prior to the IPO, the fair values of the shares of common stock underlying the Company’s share-based awards were estimated on each grant date by the Board. In order to determine the fair value of the Company’s common stock underlying option grants, the Board considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Company’s common stock, the Board exercised its judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including the Company’s stage of development; progress of its research and development efforts; the rights, preferences and privileges of its preferred stock relative to those of its common stock; equity market conditions affecting comparable public companies; the lack of marketability of its common stock; and valuations obtained from sales of its preferred stock to unrelated parties.

The following table summarizes the grant of options by the Company since September 30, 2015.

Award Date	Shares Underlying	Valuation Report Date	Fair Value of Common Stock/ Exercise Price of Option
November 6, 2015	[*]	October 8, 2015	[*]
December 18, 2015	[*]	December 6, 2015	[*]
December 21, 2015	[*]	December 6, 2015	[*]
December 26, 2015	[*]	December 6, 2015	[*]

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 2

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

The third-party valuation report as of October 8, 2015 utilized the Company’s recently completed financing in October 2015 in order to estimate the equity value of the Company. The Option Pricing Method (“OPM”) was then utilized to allocate this equity value amongst each of the classes of stock of the Company. The OPM method was selected given the very wide range of possible future exit events, and given that forecasting specific probabilities at that date would render potential values associated with any future events to be highly speculative and imprecise. The Probability-Weighted Expected-Return Method (“PWERM”) was considered as a possible allocation methodology but ultimately was not used due to the uncertainty surrounding future potential liquidity events, as this approach is most useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. After the aggregate enterprise value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) of 30% was applied to the estimated fair value of the Company’s common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable, and the common stock of a private company is not.

The third-party valuation report as of December 6, 2015 utilized a combination of an estimate of the future IPO value of the Company and the Company’s recently completed financing in October 2015 in order to estimate the equity value of the Company. The Company then allocated the equity value to its common stock using a combination of the OPM and PWERM (which is referred to as the Hybrid Method). The Hybrid Method employs the concepts of the PWERM and OPM in a single framework. The PWERM incorporated probability estimates for a potential IPO scenario in January 2016 (weighted at 35% with a DLOM of 10%), an IPO scenario in December 2016 (weighted at 40% with a DLOM of 25%) and a non-IPO scenario in which the Company remains a private company (weighted at 25% with a DLOM of 30%). The Company moved to the PWERM approach for the December 6, 2015 valuation date as an IPO became a more viable liquidity event and the Company began to develop greater visibility in the marketplace. Without these discounts and weighting the completion of an IPO scenario in January 2016 at 100%, the estimated fair value of the Company’s common stock would have been $[*] per share, or $[*] per share [*] the [*] of the Price Range.

The estimated fair value of the common stock utilized for the grants reflected in the table above will be revisited for financial reporting purposes in connection with the Company’s preparations for the completion and audit of its financial statements for the year ended December 31, 2015. The Company is currently of the view that there were no significant individual events that would have resulted in a significant increase to the Company’s equity value or that would have provided strong evidence that the prior estimated fair value utilized on each grant date in the table above is no longer appropriate. Accordingly, it is the current expectation of the Company that the estimated fair value of the common stock for financial reporting purposes will be based on the fair value estimated by the closest issued valuation report, and as a result the Company has not taken action to, and does not expect to take any action to, adjust the fair values of any of the option grants in connection with the preparation of its financial statements for the year ended December 31, 2015.

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Price Range and the estimated fair values of the Company’s common stock reflected in the table above. Specifically, the Company believes the differences between the fair value of its common stock determined for the option grants in December 2015 and the Price Range are due to the following:

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 3

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•	The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•	Differences in comparable companies in the life sciences market discussed between the Company and the underwriters and used to determine the Price Range, as compared to the prior analysis applied and comparable companies used by the Board.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range.

•	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the Price Range.

•	The Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as January [*], 2016. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

*********

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 4

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at

(206) 389-4559.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY AUDENTES THERAPEUTICS, INC.

AUDENTES THERAPEUTICS - 5